UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

CONSTELLIUM SE

(Exact Name of Registrant as Specified in Charter)

France	001-35931	Not applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

Washington Plaza, 40-44 rue Washington 75008 Paris France (Head Office)	300 East Lombard Street Suite 1710 Baltimore, MD 21202 United States

(Address of Principal Executive Offices, including zip code)

Rina E. Teran

U.S. Chief Counsel, Chief Securities Counsel

& Assistant Corporate Secretary

443-420-7861

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Constellium SE and its subsidiaries (the “Company”) is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”), for the year ended December 31, 2020.

The Rule requires disclosure of certain information when a company manufactures, or contracts to manufacture, products for which minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are cassiterite, columbite-tantalite, wolframite and gold, including their derivatives, which are limited to tin, tantalum and tungsten (“3TG”). The “Covered Countries” for the purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

The Company determined that in 2020, it manufactured, or contracted to manufacture, products for which 3TG are necessary to the functionality or production of the product (“Covered Products”). The Company determined that Covered Products represent a minuscule amount (less than 1%) of the Company’s products manufactured in 2020. As a result of this determination, the Company conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the source of the 3TG in the Covered Products. The RCOI was reasonably designed to determine whether the 3TG found in the Covered Products originated in the Covered Countries or are from recycled or scrap sources. Based on the RCOI, the Company determined that the necessary 3TG did not originate in the Covered Countries or came from recycled or scrap sources.

The Company’s RCOI included the following steps: identification of the suppliers of the necessary 3TG contained in our products; identification and information gathering from suppliers; and an assessment to determine whether further due diligence was required.

•	Identification of the suppliers: The Company identified the direct material suppliers of the necessary 3TG contained in the Covered Products (the “First-Tier Suppliers”).

•

Identification and information gathering from suppliers: The Company requested that the First-Tier Suppliers provide information regarding their suppliers of the necessary 3TG. The First-Tier Suppliers identified their upstream suppliers. The upstream suppliers confirmed in writing either that they do not source the necessary 3TG from the Covered Countries or that the necessary 3TG used are from recycled or scrap sources. All upstream suppliers responded to the inquiries made by the First-Tier Suppliers.

•	Assessment: The Company reviewed the documentation provided by the suppliers to assess the adequacy of such materials.

Based on the data collected by the Company through the RCOI, the Company reasonably believes that the necessary 3TG used in the Covered Products either did not come from the Covered Countries or came from recycled or scrap sources. Accordingly, the Company determined that no additional due diligence measures were required to be taken.

This information is publicly available at: https://www.constellium.com/about-constellium/governance. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 28, 2021	CONSTELLIUM SE

	By:	/s/ Peter R. Matt
	Name:	Peter R. Matt
	Title:	Chief Financial Officer